UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):

November 7, 2021

DUDDELL STREET ACQUISITION CORP.

(Exact Name of Registrant as specified in its Charter)

Cayman Islands	001-39672	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

8/F Printing House, 6 Duddell Street Hong Kong	00000
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: + 852 3468 6200

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A ordinary shares, par value $0.0001 per share	DSAC	Nasdaq Capital Market
Redeemable warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	DSACW	Nasdaq Capital Market
Units, each consisting of one Class A ordinary share and one-half of one redeemable warrant	DSACU	Nasdaq Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry Into A Material Definitive Agreement.

Business Combination Agreement

On November 7, 2021, Duddell Street Acquisition Corp., a Cayman Islands exempted company (“DSAC”), entered into an Agreement and Plan of Merger (as it may be amended, supplemented or otherwise modified from time to time, the “Business Combination Agreement”), by and among DSAC, Grassroots Merger Sub, Inc., a Delaware corporation (“Merger Sub”), and FiscalNote Holdings, Inc., a Delaware corporation (“FiscalNote”).

The Business Combination Agreement and the transactions contemplated thereby were approved by the boards of directors of each of DSAC, Merger Sub and FiscalNote.

The Business Combination

The Business Combination Agreement provides for, among other things, the following transactions on the closing date: (i) DSAC will domesticate as a Delaware corporation (“Newco”, such transaction, the “Domestication”) and, in connection with the Domestication, (A) each then issued and outstanding Class A ordinary share of DSAC will convert automatically into one share of Class A common stock of Newco (the “Newco Class A Common Stock”), (B) each then issued and outstanding Class B ordinary share of DSAC will convert automatically into one share of Newco Class A Common Stock, and (C) each then issued and outstanding common warrant of DSAC will convert automatically into one warrant to purchase one share of Newco Class A Common Stock; and (ii) at least one day after the Domestication, Merger Sub will merge with and into FiscalNote, with FiscalNote as the surviving company in the merger and, after giving effect to such merger, continuing as a wholly-owned subsidiary of Newco (the “Merger”).

The Domestication, the Merger and the other transactions contemplated by the Business Combination Agreement are hereinafter referred to as the “Business Combination.” The time at which the Merger becomes effective are hereinafter referred to as the “Effective Time.”

In connection with the Business Combination, Newco will adopt a dual class stock structure pursuant to which (i) all stockholders of Newco, other than the existing holders of FiscalNote Class B common stock, will hold shares of Newco Class A Common Stock, which will have one vote per share, and (ii) the existing holders of FiscalNote Class B common stock will hold shares of Class B common stock of Newco (the “Newco Class B Common Stock”), which will have 25 votes per share. The Newco Class B Common Stock will be subject to conversion to Newco Class A Common Stock upon any transfers of Newco Class B Common Stock (except for certain permitted transfers) and subject to certain other customary terms and conditions.

The Business Combination is expected to close in the first quarter of 2022, following the receipt of the required approval by DSAC’s and FiscalNote’s shareholders and the fulfillment of other customary closing conditions.

Merger Consideration

In accordance with the terms and subject to the conditions of the Business Combination Agreement (i) each share of FiscalNote Class A common stock (other than dissenting shares) will be canceled and converted into the right to receive the applicable portion of the merger consideration comprised of Newco Class A Common Stock, in an amount determined by dividing the quotient of (A) the sum of $1 billion plus the aggregate exercise price payable with respect to vested FiscalNote options and FiscalNote warrants, divided by (B) the total number of issued and outstanding FiscalNote shares, taking into account the total number of shares issued or issuable as a result of any exercise or conversion of all FiscalNote equity securities outstanding immediately prior to the Effective Time (whether issued prior to, at or after the Effective Time), by $10.00 (the “Exchange Ratio”) , in accordance with the Business Combination Agreement, (ii) each share of FiscalNote Class B common stock (other than dissenting shares) will be canceled and converted into the right to receive the applicable portion of the merger consideration comprised of Newco Class B Common Stock, as determined pursuant to the Exchange Ratio, (iii) all of the subordinated convertible promissory notes issued by FiscalNote that are outstanding and unconverted immediately prior to the Effective Time will be automatically assumed and converted into a convertible note issued by Newco with a right of conversion into shares of Newco Class A Common Stock, (iv) all of the warrants to purchase FiscalNote Class A common stock or FiscalNote preferred stock outstanding and unexercised or unconverted, as applicable, immediately prior to the Effective Time will be deemed automatically exercised or converted into the right to receive a number of shares of Newco Class A common stock determined in accordance with the Business Combination Agreement, (v) all options to purchase Class A common stock of FiscalNote, vested or unvested, will convert into stock options to purchase shares of Newco Class A Common Stock determined in accordance with the Exchange Ratio, (vi) vested restricted stock units to acquire shares of Class A common stock of FiscalNote will be automatically deemed settled and converted into the right to receive that number of shares of Newco Class A Common Stock determined in the Business Combination Agreement, and (vii) all of the unvested restricted stock units to acquire shares of Class A common stock of FiscalNote outstanding immediately prior to the Effective Time will be automatically assumed and converted into restricted stock units relating to shares of Newco Class A Common Stock, subject to substantially the same terms and conditions as were applicable immediately before the Effective Time.

In addition, the Business Combination Agreement contemplates that the holders of common stock, warrants, options and RSUs of FiscalNote outstanding immediately prior to the Effective Time will be entitled to receive earnout consideration in the form of shares of Newco Class A Common Stock and/or restricted stock units of Newco upon occurrence of certain triggering events after the Effective Time as determined in the Business Combination Agreement.

Representations and Warranties; Covenants

The Business Combination Agreement contains representations, warranties and covenants of each of the parties thereto that are customary for transactions of this type. DSAC and FiscalNote have also agreed to take all necessary action such that, effective immediately after the closing of the Business Combination, the DSAC board of directors (the “Board”) shall consist of eleven directors, of whom one shall be the Chief Executive Officer of FiscalNote, two shall be designated by Duddell Street Holdings Limited (the “Sponsor”), subject to CFIUS approval, with the remaining eight individuals designated by FiscalNote. In addition, DSAC has agreed to adopt an incentive equity plan in an amount not to exceed 9% of DSAC’s equity interests on a fully-diluted basis with an annual evergreen provision in an amount not to exceed 3% on a fully-diluted basis and an employee stock purchase plan in an amount not to exceed 2% of DSAC’s equity interests on a fully-diluted basis with an annual evergreen provision in an amount not to exceed 1% on a fully-diluted basis.

Conditions to Each Party’s Obligations

The obligations of DSAC and FiscalNote to consummate the Business Combination are subject to certain closing conditions, including, but not limited to, (i) the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (ii) the approval of DSAC’s and FiscalNote’s shareholders, (iii) the approval for listing of Newco Class A Common Stock to be issued in connection with the Business Combination on The Nasdaq Stock Market, and (iv) DSAC having at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Securities Exchange Act of 1934, as amended) (the “Exchange Act”) remaining after the closing of the Business Combination.

In addition, the obligation of FiscalNote to consummate the Business Combination is subject to the fulfilment of other closing conditions, including, but not limited to, the aggregate cash proceeds from DSAC’s trust account (after deducting any amounts paid to DSAC shareholders that exercise their redemption rights in connection with the Business Combination), together with the proceeds from the PIPE Financing (as defined below) and the net amount of proceeds actually received by DSAC pursuant to the Backstop Agreement (as defined below), if any, minus the lesser of the transaction expenses incurred by FiscalNote and $5,000,000, minus the lesser of the transaction expenses incurred by DSAC and $30,000,000, as determined in the Business Combination Agreement, equaling no less than $190,000,000.

Termination

The Business Combination Agreement may be terminated under certain customary and limited circumstances prior to the closing of the Business Combination, including, but not limited to, (i) by mutual written consent of DSAC and FiscalNote, (ii) by either party if the consummation of the Business Combination is permanently enjoined, prohibited, deemed illegal or prevented by the terms of final, non-appealable Governmental Order (as defined in the Business Combination Agreement), (iii) by DSAC if there is any breach of any representation, warrant, covenant or agreement on the part of FiscalNote set forth in the Business Combination Agreement such that certain conditions to closing cannot be satisfied and the breach or breaches of such representations or warranties or the failure to perform such covenant or agreement, as applicable, are not cured or cannot be cured within certain specified time periods, (iv) by FiscalNote if there is any breach of any representation, warrant, covenant or agreement on the part of DSAC or Merger Sub set forth in the Business Combination Agreement such that certain conditions to closing cannot be satisfied and the breach or breaches of such representations or warranties or the failure to perform such covenant or agreement, as applicable, are not cured or cannot be cured within certain specified time periods, (v) subject to certain limited exceptions, by either DSAC or FiscalNote if the Business Combination is not consummated by the eight-month anniversary of the date of the Business Combination Agreement, and (vi) by either DSAC or FiscalNote if certain required approvals are not obtained by DSAC shareholders after the conclusion of a meeting of DSAC’s shareholders held for such purpose at which such shareholders voted on such approvals (subject to any permitted adjournment or postponement of such meeting).

If the Business Combination Agreement is validly terminated, none of the parties to the Business Combination Agreement will have any liability or any further obligation under the Business Combination Agreement other than customary confidentiality obligations, other than liability of any of the parties for (i) willful and material breach of the Business Combination Agreement or (ii) fraud.

The foregoing description of the Business Combination Agreement is subject to and qualified in its entirety by reference to the full text of the Business Combination Agreement, a copy of which is included as Exhibit 2.1 hereto, and the terms of which are incorporated by reference. The Business Combination Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of the Business Combination Agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating the Business Combination Agreement. The Business Combination Agreement will be filed to provide investors with information regarding its terms. It is not intended to provide any other factual information about the parties to the Business Combination Agreement. In particular, the representations, warranties, covenants and agreements contained in the Business Combination Agreement, which were made only for purposes of the Business Combination Agreement and as of specific dates, were solely for the benefit of the parties to the Business Combination Agreement, may be subject to limitations agreed upon by the contracting parties (including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Business Combination Agreement instead of establishing these matters as facts) and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors, security holders and reports and documents filed with the SEC. Investors and security holders are not third-party beneficiaries under Business Combination Agreement and should not rely on the representations, warranties, covenants and agreements, or any descriptions thereof, as characterizations of the actual state of facts or condition of any party to the Business Combination Agreement. In addition, the representations, warranties, covenants and agreements and other terms of the Business Combination Agreement may be subject to subsequent waiver or modification. Moreover, information concerning the subject matter of the representations and warranties and other terms may change after the date of the Business Combination Agreement, which subsequent information may or may not be fully reflected in DSAC’s public disclosures.

Sponsor Agreement

Concurrently with the execution of the Business Combination Agreement, DSAC, the Sponsor, FiscalNote and certain other persons party thereto entered into a sponsor letter agreement (the “Sponsor Agreement”), pursuant to which the Sponsor has agreed to, among other things, (i) not to redeem any ordinary shares in DSAC owned by it in connection with the Business Combination, (ii) vote in favor of the Business Combination Agreement and the transactions contemplated thereby (including the Merger) and (ii) waive any adjustment to the conversion ratio set forth in DSAC’s amended and restated memorandum and articles of association with respect to the Class B ordinary shares of DSAC held by the Sponsor, in each case, on the terms and subject to the conditions set forth in the Sponsor Agreement.

In addition, the Sponsor has agreed that (i) all equity interests of Newco held by the Sponsor immediately after the Effective Time (the “Restricted Securities”) will be subject to a lockup of 180 days from the Effective Time and (ii) 50% of each type of the Restricted Securities held by the Sponsor will be subject to a lockup during the period from the date that is 180 days following after the Effective Time and ending on the first anniversary of the Effective Time, in each case, except to the Permitted Transferees as defined in the Sponsor Agreement.

The foregoing description of the Sponsor Agreement is subject to and qualified in its entirety by reference to the full text of the form of Sponsor Agreement, a copy of which is included as Exhibit 10.1 hereto, and the terms of which are incorporated by reference.

PIPE Financing (Private Placement)

In connection with the signing of the Business Combination Agreement, DSAC entered into subscription agreements (the “Subscription Agreements”) with certain investors, including affiliates of Sponsor (the “PIPE Investors”). Pursuant to the Subscription Agreements, the PIPE Investors agreed to subscribe for and purchase, and DSAC agreed to issue and sell to such investors, on the closing date of, and immediately prior to (but subject to), the Merger, an aggregate of 10,000,000 shares of Newco Class A Common Stock for a purchase price of $10.00 per share, for aggregate gross proceeds of $100,000,000 (the “PIPE Financing”).

The foregoing description of the Subscription Agreements is subject to and qualified in its entirety by reference to the full text of the form of Subscription Agreement, a copy of which is included as Exhibit 10.2 hereto, and the terms of which are incorporated by reference.

Voting and Support Agreements

Concurrently with the execution of the Business Combination Agreement, certain stockholders of FiscalNote (collectively, the “Voting Stockholders”) entered into a voting and support agreement (collectively, the “Support Agreements”) with DSAC and FiscalNote, pursuant to which each Voting Stockholder has agreed to, among other things, (i) vote in favor of the Business Combination Agreement and the transactions contemplated thereby, (ii) a lockup of all equity interests of Newco held by such Voting Stockholder immediately after the Effective Time for a period of 180 days from the Effective Time (or 12 months, in the case of the Company’s co-founders), and (iii) be bound by certain other covenants and agreements related to the Business Combination. The Voting Stockholders hold sufficient shares of FiscalNote to cause the approval of the Business Combination on behalf of FiscalNote.

The foregoing description of the Support Agreements is subject to and qualified in its entirety by reference to the full text of the forms of Support Agreement, copies of which is included as Exhibit 10.3 hereto, and the terms of which are incorporated by reference.

Registration Rights Agreement

At the closing of the Business Combination, Newco, the Sponsor, the Backstop Purchasers (as defined below) and certain other holders of Newco Class A Common Stock will enter into an amended and restated registration rights agreement (the “Amended and Restated Registration Rights Agreement”) pursuant to which, among other matters, certain stockholders of DSAC and FiscalNote will be granted certain customary demand and “piggy-back” registration rights with respect to their respective shares of Newco Class A Common Stock.

The foregoing description of the Amended and Restated Registration Rights Agreement is subject to and qualified in its entirety by reference to the full text of the form of Amended and Restated Registration Rights Agreement, a copy of which is included as Exhibit 10.4 hereto, and the terms of which are incorporated by reference.

Backstop Agreement

In connection with the signing of the Business Combination Agreement, DSAC and certain affiliates of the Sponsor (the “Backstop Purchasers”) entered into a backstop agreement (the “Backstop Agreement”) whereby the Backstop Purchasers have agreed, subject to the other terms and conditions included therein, at the BPS Closing (as defined in the Backstop Agreement), to subscribe for Newco Class A Common Stock in order to fund any redemptions by shareholders of DSAC in connection with the Business Combination, in an amount of up to $175,000,000 (the “Sponsor Backstop”).

The foregoing description of the Backstop Agreement is subject to and qualified in its entirety by reference to the full text of the form of Backstop Agreement, a copy of which is included as Exhibit 10.5 hereto, and the terms of which are incorporated by reference.

Item 3.02 Unregistered Sales of Equity Securities.

The disclosure set forth above in Item 1.01 of this Current Report on Form 8-K is incorporated by reference herein. The shares of Newco Class A Common Stock to be offered and sold in connection with the PIPE Financing and the Sponsor Backstop have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), in reliance upon the exemption provided in Section 4(a)(2) thereof.

Item 7.01 Regulation FD Disclosure.

On November 8, 2021, DSAC and FiscalNote issued a joint press release announcing their entry into the Business Combination Agreement, the Subscription Agreement and the Backstop Agreement. The press release is attached hereto as Exhibit 99.1 and incorporated by reference herein.

Furnished as Exhibit 99.2, and incorporated into this Item 7.01 by reference is the investor presentation that DSAC and FiscalNote have prepared for use in connection with the PIPE Financing and the announcement of the Business Combination.

The foregoing (including Exhibits 99.1 and 99.2) is being furnished pursuant to Item 7.01 and will not be deemed to be filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise be subject to the liabilities of that section, nor will it be deemed to be incorporated by reference in any filing under the Securities Act or the Exchange Act.

Additional Information and Where to Find It

For additional information on the proposed Business Combination, see DSAC’s Current Report on Form 8-K, which will be filed concurrently with this press release. In connection with the proposed Business Combination, DSAC intends to file relevant materials with the Securities and Exchange Commission (“SEC”), including a registration statement on Form S-4 with the SEC, which will include a proxy statement/prospectus of DSAC, and will file other documents regarding the proposed Business Combination with the SEC. DSAC’s shareholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement and documents incorporated by reference therein filed in connection with the proposed Business Combination, as these materials will contain important information about FiscalNote, DSAC and the proposed Business Combination. Promptly after the Form S-4 is declared effective by the SEC, DSAC will mail the definitive proxy statement/prospectus and a proxy card to each shareholder entitled to vote at the meeting relating to the approval of the Business Combination and other proposals set forth in the proxy statement/prospectus. Before making any voting or investment decision, investors and shareholders of DSAC are urged to carefully read the entire registration statement and proxy statement/prospectus, when they become available, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the proposed Business Combination. The documents filed by DSAC with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Participants in the Solicitation

DSAC and its directors and executive officers may be deemed participants in the solicitation of proxies from DSAC’s shareholders with respect to the Business Combination. A list of the names of those directors and executive officers and a description of their interests in DSAC will be included in the proxy statement/prospectus for the Business Combination when available at www.sec.gov. Information about DSAC’s directors and executive officers and their ownership of DSAC shares is set forth in DSAC’s prospectus, dated October 28, 2020. Other information regarding the interests of the participants in the proxy solicitation will be included in the proxy statement/prospectus pertaining to the Business Combination when it becomes available. These documents can be obtained free of charge from the source indicated above.

FiscalNote and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of DSAC in connection with the Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed Business Combination will be included in the proxy statement/prospectus for the Business Combination when available.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about future financial and operating results, plans, objectives, expectations and intentions with respect to future operations, products and services; and other statements identified by words such as “will,” “are expected to,” “is anticipated,” “estimated,” “believe,” “intend,” “plan,” “projection,” “pro forma,” “outlook” or words of similar meaning. These forward-looking statements include, but are not limited to, statements regarding FiscalNote’s industry and market sizes, future opportunities for FiscalNote and DSAC, FiscalNote’s estimated future results and the proposed Business Combination between DSAC and FiscalNote, including pro forma market capitalization, pro forma revenue, the expected transaction and ownership structure and the likelihood, timing and ability of the parties to successfully consummate the proposed Business Combination. Such forward-looking statements are based upon the current beliefs and expectations of DSAC’s and FiscalNote’s management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and generally beyond DSAC’s or FiscalNote’s control. Actual results and the timing of events may differ materially from the results anticipated in these forward-looking statements.

Nothing in this Current Report on Form 8-K should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Except as may be required by law, neither DSAC nor FiscalNote undertakes any duty to update these forward-looking statements.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description

2.1†	Business Combination Agreement
10.1†	Sponsor Agreement
10.2	Form of Subscription Agreement
10.3†	Forms of Voting and Support Agreement (for Institutions and Individuals)
10.4	Form of Amended and Restated Registration Rights Agreement
10.5	Backstop Agreement
99.1	Press Release, dated November 8, 2021
99.2	Investor Presentation

†	Certain of the exhibits and schedules to this exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2). The Registrant agrees to furnish supplementally a copy of all omitted exhibits and schedules to the SEC upon its request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: November 8, 2021	DUDDELL STREET ACQUISITION CORP.

	By:	/s/ Manoj Jain
	Name:	Manoj Jain
	Title:	Chief Executive Officer